April 19, 2010

Patrick Gilmore
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, DC 20549

Re:                          Intermec, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed February 22, 2010
File No. 001-13279

Dear Mr. Gilmore:

This communication is in response to your comment letter dated April 1, 2010, regarding the Form 10-K for Fiscal Year Ended December 31, 2009 filed by Intermec, Inc. (we, our, us or the Company) on February 22, 2010 (the “Form 10-K”).

We appreciate your review and the opportunity to respond to your inquiries. Set forth below are our responses to your comment letter.  For your convenience, the number and comment (in italics) before each response correspond to the item numbers and related comments from your comment letter.

Form 10-K for the fiscal year ended December 31, 2009

Item 9A.  Controls and Procedures, Page 38

1.
We note that you performed an evaluation of disclosure controls and procedures "as required by Exchange Act Rule 13a-15(b)." However, your disclosure does not appear to fully address whether your disclosure controls and procedures, as defined in Rule 13a-15(e) under the Exchange Act, are effective. Please confirm, if true, that your disclosure controls and procedures for the relevant period met all of the requirements of Rule 13a-15(e).

RESPONSE:

We confirm that we have performed an evaluation under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, of our disclosure controls and procedures as defined in Rule 13a-15(e) under the Exchange Act as of December 31, 2009. We have concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms and is accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

In future filings, we will address our evaluation of disclosure controls and procedures as defined in Rule 13a-15(e) under the Exchange Act more explicitly as suggested by the SEC Staff’s comment.

Item 8.  Financial Statements and Supplementary Data

Note H: Shareholders' Equity

Stock Awards, Page 60

2.
Clarify whether the holders of nonvested restricted stock awards and restricted stock units have nonforfeitable rights to dividends or dividend equivalents. In this regard, tell us whether you consider these awards to be participating securities that should be included in your computation of earnings per share under the two-class method. Refer to ASC 260-10-45-61A.

RESPONSE:

The holders of our nonvested restricted stock awards and restricted stock units do not have nonforfeitable rights to dividends or dividend equivalents and we therefore do not consider them as participating securities that should be included in our computation of basic earnings per share under the two-class method, as stated in ASC 260-10-45-61A and ASC 260-10-45-60A.

Note K:  Pension and Other Postretirement Benefit Plans, pages 68-70

3.
We note that the U.S. Pension Plan service cost and interest cost for the year ended December 31, 2008, as reported in the tabular presentation of the change in benefit obligations on page 68, are inconsistent with the amounts reported in the tabular presentation of the components of net periodic pension cost on page 70. We note a similar inconsistency with respect to the Non-U.S. service cost for the year ended December 31, 2009. Please clarify the reasons for these inconsistencies.

RESPONSE:

The differences in the 2008 service cost and interest cost between the two tables is due to the fact that the change in benefit obligation table includes 15 months’ activity and the net periodic pension cost table includes 12 months’ activity.  In 2008, we adopted the measurement date provisions of ACS 715 using the alternative method, which required a 15-month calculation of our net periodic pension cost. These 15 months’ pension costs were then allocated 3/15ths as an adjustment to our opening retained earnings for 2008 (reflecting the period October 1, 2007 through December 31, 2007), and 12/15ths as our net periodic pension cost for the year ended December 31, 2008. The columns for 2008 in the “Change in benefit obligations” table were labeled as “15 Month Period Ending December 31, 2008” in our 2008 Form 10-K.  In our 2008 Form 10-K, the net periodic pension cost table included 12 months’ pension cost.

In the tabular presentation of the “Change in benefit obligations” on page 68 of our 2009 Form 10-K, the “Benefit obligation at beginning of year” for 2008 is the same balance disclosed in our 2008 Form 10-K and is equal to the “Benefit obligation at end of year” for 2007. The service cost and the interest cost for the year ended December 31, 2008 include the full 15 months. We believe this presentation allows users of the financial statements to see the full interest and service cost that affected the benefit obligation in 2008.

The inconsistency in the Non-U.S. service cost for the Year Ended December 31, 2009, is the result of an error on our part within the tabular presentation of the “Change in benefit obligations” table on page 68; in that table the service cost is included in “Foreign currency translation adjustment.” It is properly stated in the tabular presentation of the “Components of net periodic pension cost (income)” on page 70 as $296. As the amount is properly disclosed in our net periodic pension cost table we believe it is immaterial to the financial statements. However, we will make the reclassification out of the “Foreign currency translation adjustment” line in the “Change in benefit obligations” table to the service cost line the next time we present this information in our financial statements.

4.
We refer to the tabular presentation on page 70 of the assumptions used to determine net periodic pension cost. We note that the discount rate used for the 12 months ended December 31, 2009 was 7.31%, which represents a 26% increase from the assumption used during 2008. Please tell us how you determined that 7.31% was an appropriate assumption for the discount rate during 2009.

RESPONSE:

During our fiscal year ended December 31, 2009, we initially used a measurement date of December 31, 2008 and a discount rate of 6.20%. This rate was applicable for the first four months of the year. Due to a significant restructuring in response to the economic recession we reduced our employee headcount in the first half of 2009. This action resulted in a curtailment as of April 30, 2009 which required that we perform a new measurement as of that date. At the time of the curtailment we applied a consistent methodology as we had used historically to determine a current discount rate. As noted above the discount rate at December 31, 2008 was 6.20%. Due to market conditions as of April 30, 2009 it was 7.90%. Therefore the weighted average discount rate for the full year as disclosed in our Form 10-K was 7.31%.

Our discount rate assumption reflects the rates of return on high quality bonds with maturities that are consistent with projected future cash flows of the pension plan. The projected cash flows are based upon the expected final benefit payment to our participants.

We have chosen the Mercer Pension Discount Yield Curve (“Yield Curve”) model for selecting a discount rate assumption. For example, the Yield Curve model as of December 31, 2009 is based on the universe of publicly traded corporate bonds at the measurement date rated AA or better by Moody’s with a minimum outstanding issue of $250 million and with a maturity between 0.5 and 30 years. The Yield Curve excludes bonds that are callable, make-whole, sinkable and puttable to eliminate the need for additional assumptions about the value of embedded options. In order to eliminate outliers, bonds where the yield-to-maturity is more than two standard deviations from the regressed yield-to-maturity based on the initial calculation are excluded. The regression analysis is then rerun on the reduced data set to determine the par coupon yield curve. The regression curves and the spot rate yield curve are examined for reasonableness. Then we match our pension cash flows to the spot rates to arrive at a single equivalent discount rate. We also used this Yield Curve model methodology for selecting the discount rate assumptions for the measurements made as of December 31, 2008 and April 30, 2009. There were no significant differences in the Yield Curve methodology used for these three measurements.

****

We are responsible for the adequacy and accuracy of the disclosure in the filing. We understand that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. We further understand that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require further clarification or have any additional questions or comments concerning this letter regarding the Form 10-K, including the financial statements and related matters, please contact Doug Stubsten, our Vice President Corporate Controller at (425) 265-2404, or me at (425) 265-2402.

Sincerely,

/s/ Robert J. Driessnack
Robert J. Driessnack
Senior Vice President and Chief Financial Officer

cc:  Patrick J. Byrne, Intermec, Inc., Chief Executive Officer
      Janis L. Harwell, Intermec, Inc., Senior Vice President, Corporate Strategy, and General Counsel and Corporate Secretary